

October 4, 2012

Via E-mail
Jonathan C. Clark
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

  Re: **SLM Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 27, 2012
    Form 10-Q for the Quarterly Period Ended June 30, 2012
    Filed August 3, 2012
    File No. 001-13251

Dear Mr. Clark:

   We have reviewed your filings and your response letter dated July 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. We note your response your response to prior comment 1. We acknowledge that you do not have control over a "bank" (as such term is defined in the Bank Holding Company Act) and are not subject to the Bank Holding Company Act. However, as per SAB Topic 11K, we believe that Guide 3 provides useful guidance to non-bank holding company registrants with material lending or deposit activities on certain disclosures relevant to an understanding of the registrant's operations. Thus, we believe that quantified tabular

disclosure of your loan portfolio and your Allowance for Loan Losses for the most recent five years in accordance with Item III and Item IV of Guide 3 for Bank Holding Companies is relevant and material to your operations and should be provided. As such, please revise your disclosure in future filings to include this statistical disclosure.

Notes to Consolidated Financial Statements

4. Allowance for Loan Losses

Troubled Debt Restructurings, page F-37

2.   We note your response to prior comment 27. It appears that your definition of a payment default coincides with the period at which you charge-off the loan. We are unclear as to how this definition of "payment default" and the related disclosure is consistent with the principle in ASC 310-10-50-34 given the long delinquency period (on top of the forbearance period) that must pass before you consider a payment default to have occurred. For example, it would appear that a borrower could miss up to 31 payments (i.e., a 24 month forbearance period plus 212 days delinquency) before you would disclose a payment default. Further, while we acknowledge that your TDR portfolio is somewhat unique given that the majority of TDRs arise from the granting of forbearance, we believe that the principle of the disclosure requirement must still be met. Accordingly, please address the following:

- Please explain how you concluded your definition of "payment default" and your related disclosure is consistent with the principle in ASC 310-10-50-34. To the extent that you continue to believe this definition of payment default is appropriate, please discuss the limitations of this disclosure in your future filings given the long delinquency period that may occur before a payment default occurs.

- To supplement this disclosure, please revise your future filings to provide a delinquency analysis of your existing TDR portfolio. For example, in a format similar to your tabular disclosures on pages F-34 – F-36, present the amount of TDRs as of the balance sheet date that are still in forbearance, current, defaulted, or in various stages of delinquency.

3.   As a related matter, we note that you do not classify a loan in forbearance as a TDR unless the forbearance period is greater than three months, but the typical forbearance period is three months based on your response to prior comment 27. In order to provide additional insight into the success of your forbearance programs, please revise your future filings to disclose the amount and percentage of loans granted initial forbearance periods of three months or less that have migrated to a TDR classification due to the extension of the forbearance period.

Jonathan C. Clark
SLM Corporation
October 4, 2012
Page 3

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Management Incentive Plan for 2011, page 36

4.   We note your responses to prior comments 21 and 22. Please confirm that you will
        include that information in future Compensation Discussion and Analysis sections.

Item 15. Exhibits, Financial Statements Schedules

5.   We note your responses to prior comments 30 and 31. Please provide us with your
        analysis under Item 601(b)(10) as to why these agreements are not required to be filed.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements

2. Allowance for Loan Losses, page 9

6.   We note, on page 19, that troubled debt restructurings increased during the six months
        ended June 30, 2012 to $1.455 billion as compared to $144 million during the six months
        ended June 30, 2011. Please revise Management's Discussion and Analysis in future
        filings to more clearly discuss the underlying reasons for this trend by addressing whether
        this was due to the changes in borrower behavior or changes in loan modification or
        forbearance programs offered by the company during the periods presented. In your
        proposed disclosure, please specifically address the nature of borrower behavior changes
        and loan modification or forbearance programs, to the extent applicable.

        You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426
if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any
other questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director